Exhibit (12)(a)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2007		Years Ended December 31,
(In thousands)			2006	2005	2004	2003	2002
Pretax income from continuing operations	$815,581		1,059,575	725,648	378,075	353,773	248,622
Fixed charges, excluding capitalized interest	22,493		17,466	4,196	6,858	6,460	10,546

Earnings (A)	$838,074		1,077,041	729,844	384,933	360,233	259,168

Interest	$22,493		17,466	4,196	6,858	6,460	10,546
One-third of rents	—		—	—	—	—	—
Capitalized interest	—		—	—	—	—	—

Fixed charges (B)	$22,493		17,466	4,196	6,858	6,460	10,546

Consolidated ratios of earnings to fixed charges (A)/(B)	37.26	X	61.67	173.94	56.13	55.76	24.58

Amounts for the years 2002 through 2004 have not been restated for the adoption of FASB Staff Position No. FIN 39-1. Please refer to “—Note to Consolidated Financial Statements” for additional information.